Resource Capital Partners, Inc. and Subsidiaries
Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

Independent Auditors’ Report

Stockholder and Board of Directors
Resource Capital Partners, Inc.
   and Subsidiaries

We have audited the accompanying consolidated balance sheets of Resource Capital Partners, Inc. (a Delaware corporation and a wholly-owned subsidiary of Resource Real Estate, Inc., a wholly-owned subsidiary of Resource Real Estate Holdings, Inc., a wholly-owned subsidiary of Resource America, Inc.) and Subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder’s equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Resource Capital Partners, Inc. and Subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Simonson, Lipschutz & Fogel P.C.

January 16, 2009

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007

	2008	2007

ASSETS

Cash	$767,125	$5,707,589
Accounts and loans receivable, affiliates	8,268,355	5,231,620
Investment in note receivable	−	1,593,336
Tenant-in-common property interests	−	3,344,009
Real estate partnership investments and joint ventures	8,695,702	5,985,199
Property and equipment, net	472,366	471,385
Prepaid expenses and other	440,247	247,650
Total assets	$18,643,795	$22,580,788

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities:
Accounts payable and accrued liabilities	$373,361	$547,979
Due to parent and affiliates	13,978,052	17,138,328
	14,351,413	17,686,307

Stockholder’s equity:
Common stock, $.01 par value, 1,000 authorized shares, 100 issued and outstanding	1	1
Additional paid-in capital	3,000,000	3,000,000
Retained earnings	1,292,381	1,894,480
Total stockholder’s equity	4,292,382	4,894,481
	$18,643,795	$22,580,788

See accompanying notes to consolidated financial statements.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Revenues:
Fee income	$4,912,054	$5,122,985
Gain on sale of investments	708,916	488,417
Rental income	346,826	−
Interest	269,360	217,749
	6,237,156	5,829,151

Cost and expenses:
General and administrative	6,066,797	4,493,767
Equity in loss of equity investees	783,801	763,819
Parent allocation of general and administrative	217,214	164,119
Rental expense	133,750	−
	7,201,562	5,421,705

(Loss) income before income tax provision	(964,406)	407,446
Benefit (provision) for income taxes	362,307	(194,275)
Net (loss) income	$(602,099)	$213,171

See accompanying notes to consolidated financial statements.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

			Additional		Total
	Common Stock		Paid-in	Retained	Stockholder’s
	Shares	Amount	Capital	Earnings	Equity
Balance at September 30, 2006	100	$1	$3,000,000	$1,681,309	$4,681,310

Net income	−	−	−	213,171	213,171

Balance at September 30, 2007	100	$1	$3,000,000	$1,894,480	$4,894,481

Net loss	−	−	−	(602,099)	(602,099)

Balance at September 30, 2008	100	$1	$3,000,000	$1,292,381	$4,292,382

See accompanying notes to consolidated financial statements.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Cash flows from operating activities:
Net (loss) income	$(602,099)	$213,171
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	310,863	30,947
Gain on sale of investments	(708,916)	(488,417)
Collection of interest	59,336	17,687
Accretion of discount	(45,732)	(26,158)
Equity in loss of equity investees	783,801	763,819
Distributions from equity investments	871,361	1,085,556
Change in operating assets and liabilities:
Accounts receivable and other assets	(3,326,083)	(4,496,027)
Accounts payable and accrued liabilities	(32,700)	(122,478)
Net cash used in operating activities	(2,690,169)	(3,021,900)

Cash flows from investing activities:
Capital expenditures	(62,183)	(350,104)
Capital expenditures – acquisition	(119,289)	−
Purchase of investment in note receivable	−	(1,591,871)
Proceeds from sale of investments	7,704,922	11,241,386
Net cash paid for acquisition	(2,544,430)	−
Purchase of tenant-in-common property interests	−	(14,194,682)
Investments in real estate partnerships	(4,068,041)	(2,896,446)
Net cash provided by (used in) investing activities	910,979	(7,791,717)

Cash flows from financing activities:
Principal payments on acquisition borrowings	(1,001)	−
(Repayments to) borrowings from parent, net	(3,160,273)	3,405,000
Net cash (used in) provided by financing activities	(3,161,274)	3,405,000

Decrease in cash and cash equivalents	(4,940,464)	(7,408,617)
Cash and cash equivalents at the beginning of period	5,707,589	13,116,206
Cash and cash equivalents at the end of period	$767,125	$5,707,589

See accompanying notes to consolidated financial statements.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

1.      Organization and nature of operations:

Resource Capital Partners, Inc. (the “Company”) was incorporated in August 2002 in the state of Delaware as a wholly-owned subsidiary of Resource America, Inc. (the “Parent”), a publicly traded company (trading under the symbol REXI on the NASDAQ system) operating in the real estate, financial fund management, and commercial finance sectors.  On February 11, 2003, all of the real estate related operations of the Parent, including the Company, were contributed to Resource Real Estate Holdings, Inc. (“RREHI”) a wholly-owned subsidiary of the Parent.  On May 5, 2004, all of the real estate related operations of RREHI were contributed to Resource Real Estate, Inc.  The Company is now a direct subsidiary of Resource Real Estate, Inc.

On October 1, 2007, Resource Real Estate Management, Inc. (“RREMI”), a wholly owned subsidiary of Resource Real Estate, Inc., commenced operations.  As of September 30, 2008, RREMI has been engaged as the manager of all properties owned by the affiliated real estate investment partnerships and Tenant in Common (“TIC”) programs.

During the fiscal year ended September 30, 2008, the Company’s real estate operations included the sponsorship of ten real estate investment entities:  seven limited partnerships and three limited liability companies.

The Company owns the following equity investment interests at September 30, 2008:

Name of Investee	Member interest	General Partner interest	Limited Partner interest
AR Real Estate Investors, LLC (“AR”)	10.00%
Resource Real Estate Investors, LP (“R1”)		.01%	9.88%
Resource Real Estate Investors II, LP (“R2”)		.01%	5.22%
Resource Real Estate Investors III, LP (“R3”)		.01%	5.00%
Resource Real Estate Investors IV, LP (“R4”)		.01%	5.00%
Resource Real Estate Investors V, LP (“R5”)		.01%	5.00%
Resource Real Estate Investors 6, LP (“R6”)		.01%	5.00%
Resource Real Estate Investors 7, LP (“R7”)		.01%	5.00%
Island Tree Partners, LLC (“IT”)	10.00%
Cypress Landing Partners, LLC (“CL”)	10.00%

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

1.      Organization and nature of operations (continued):

The Company supports its real estate investment entities by making long-term limited partner or member investments.  In addition, from time-to-time, the Company makes bridge investments in the underlying properties to facilitate acquisitions for the real estate investment partnerships and TIC property interests.  The Company records losses on the equity method investments primarily as a result of depreciation and amortization expense recorded by the real estate investment partnerships and TIC property interests.  As additional investors are admitted to the real estate investment partnerships and TIC property interests, the Company transfers the bridge investment in the real estate investment partnerships and TIC property interests to new investors at the Company’s original cost and recognizes a gain approximately equal to the previously recognized losses incurred (see Note 10).

2.      Summary of significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All material intercompany balances and transactions have been eliminated.  Investments in real estate funds are accounted for using the equity method.  These entities are not consolidated in the accompanying financial statements since the Company has less than a 50% ownership interest in them, and their limited partners have the ability to remove the Company as a general partner.  The TIC investments are accounted for using the equity method since the property is subject to joint control.

Classification

Management believes that, consistent with the financial statement presentation of other real estate specialty finance companies, it is more appropriate to present its consolidated balance sheets on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Use of estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

2.      Summary of significant accounting policies (continued):

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.  If it is determined that estimated future cash flows derived from long-lived assets will not be sufficient to recover their carrying amounts, an impairment charge will be recorded to reduce the carrying amounts to the assets’ estimated fair value.

Property and equipment and depreciation and amortization

Property and equipment are stated at cost.  Depreciation and amortization are provided by use of the straight-line method over the estimated useful lives or lease term of the assets as of the date they were placed in service.  The estimated useful lives of depreciable assets are 3 to 7 years for computer software, computer equipment, and furniture and fixtures.  Leasehold improvements are amortized over the lease term.  Buildings when consolidated for bridge investments have a useful life of 27.5 years.

Comprehensive income

Comprehensive income includes net income and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources.  The Company has no components of comprehensive income other than net income for the fiscal years ended September 30, 2008 and 2007.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of cash.  At September 30, 2008, the Company had $1,121,301 of deposits at a bank, of which $1,015,963 was over the $100,000 insurance limit of the Federal Deposit Insurance Corporation (“FDIC”).  On October 3, 2008, the FDIC increased the limit to $250,000 on a temporary basis through December 31, 2009.  Applying this increased insurance limit, as of September 30, 2008, the Company’s potential loss exposure would have been reduced to $865,863.  No losses have been experienced on such investments.

Revenue recognition

The Company sponsors and manages real estate investment partnerships and TIC investments organized to invest in multi-family residential properties.  The Company currently receives acquisition fees equal to 1.75% of the net purchase price of properties acquired.  The Company recognizes the acquisition fees as income upon acquiring the properties.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

2.      Summary of significant accounting policies – (continued):

Revenue Recognition – (continued)

The Company also receives a monthly property management fee from the properties equal to 5% of either the gross rental receipts or gross operating revenue.  The Company recognizes as income property management fees as the revenues are earned.  The Company typically subcontracts its property management obligations for a fee equal to a percentage of the gross operating revenues; this percentage ranges from 3% to 4%.  In the consolidated statements of income the management fee is included in fee income net of the sub-management fee.  Additionally, the Company receives an annual asset management fee from the TIC investments equal to 1% of the gross operating revenues of the property in connection with its performance of its asset management responsibilities.  The asset management fee is recognized as income ratably over each annual period.  The asset management fee has been deferred for the first two years of operations on three of the seven TIC property interests.

The Company receives an annual investment management fee from the partnerships equal to 1% of the gross offering proceeds of each partnership for its services.  This investment management fee is recognized as income ratably over each annual period.  Fifty percent of the investment management fee received from R1, and one hundred percent of the fee received from R2, R3, R4, R5, R6 and R7 are subordinate to the receipt by the limited partners of their priority return as defined in the partnership agreement.

The Company receives an asset management fee equal to 1.5% of gross revenue of the five multi-family residential properties managed by AR.  The fee is subordinate to the receipt by the members of their priority return as defined in the limited liability company agreement.

The Company is entitled to receive organization and offering expense reimbursements equal to 2.5% of the gross offering proceeds raised by the real estate investment partnerships.  These reimbursements offset expenses incurred on behalf of the partnerships during the offering phase.

Effective October 1, 2007, the Company is entitled to receive an acquisition fee equal to 5% of the purchase price of investments in mezzanine notes secured by multifamily residential properties.  The Company receives a monthly debt management fee equal to 2% per annum of the gross offering proceeds allocated to the mezzanine notes.

During the years ended September 30, 2008 and 2007, the Company recorded charges of $552,000 and $404,700, respectively, related to property and investment management fee receivables currently due from certain partnerships.  The Company has determined that the expected average term of collection is 2.75 to 6.83 years.  The discount rate used ranges from 4.91% to 7.32% and is based on the cost of borrowing for the funds and the underlying assets.  The charge is included as a reduction of fee income.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

2.      Summary of significant accounting policies – (continued):

Revenue Recognition – (continued)

Rental revenue is primarily derived from the rental of residential housing units with lease agreement terms of approximately twelve months.  The Company recognizes revenue in the period that rent is earned, which is typically on a monthly basis.

Advertising

Advertising costs are expensed as incurred.  Advertising expenses totaled $635,000 and $325,700 for the years ended September 30, 2008 and 2007, respectively.

Supplemental cash flow statement information

The Company considers temporary investments with a maturity at the date of acquisition of 90 days or less to be cash equivalents.

All income taxes are paid by the Parent on a consolidated basis; accordingly, the Company made no payments for income taxes in either period presented.

Cash paid for interest during the fiscal year ended September 30, 2008 was $97,000.  The interest paid relates to the bridge investment in a property (see Note 7).

Employee benefit plan

The Parent sponsors and the Company’s employees are included in an Employee Retirement Savings Plan and Trust under Section 401(k) of the Internal Revenue Code which allows Company employees to defer up to 15% of their income, subject to certain limitations, on a pretax basis through contributions to the savings plan.  The Parent matches up to 50% of each employee’s contribution, subject to certain limitations.  The Company’s share of salary and benefit expense includes an allocation for the costs of this plan.  The Company recorded compensation expense of $54,048 and $26,510 for matching contributions for the years ended September 30, 2008 and 2007, respectively.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

2.      Summary of significant accounting policies – (continued):

Income taxes

Effective October 1, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainties in Income Taxes – an Interpretation of SFAS 109” (FIN 48), which did not have an impact on its consolidated balance sheets on the date of adoption nor as of September 30, 2008.  FIN 48 prescribes that a tax position should only be recognized if it is more likely than not that the position will be sustained upon examination by the appropriate taxing authority.  A tax position that meets this threshold is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.  The Company is required under FIN 48 to disclose its accounting policy for classifying interest and penalties, the amount of interest and penalties charged to expense each period as well as the cumulative amounts recorded in the consolidated balance sheets.  The Company will continue to classify any tax penalties as other operating expenses and any interest as interest expense.  The Company does not have any unrecognized tax benefits that would affect the effective tax rate nor does it anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months.

3.      Investment in note receivable:

In August, 2007, the Company acquired at a discount a mezzanine note with a face value of $2.0 million and a stated interest rate of 10.27% with the intent to sell the note to an affiliated real estate limited partnership.  On December 11, 2007, the Company sold its interest in this note to an affiliated real estate limited partnership and recognized as income an acquisition fee of $79,964.  Interest income on the note includes interest at the stated rate adjusted for accretion of discount.  The discount is accreted into income using the effective yield method.

When the Company purchases a loan or pool of loans at a discount, it considers the provisions of American Institute of Certified Public Accountants Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” to evaluate whether all or a portion of the discount represents accretable yield.  Accretion income of $45,732 and $26,158, respectively, is included in interest income for the years ended September 30, 2008 and 2007.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

4.      Tenant-in-common property interest:

As of September 30, 2007, the Company held an equity investment in one TIC program, Chenal Brightwaters. The Company sold the remaining equity investment to third party investors during the year ended September 30, 2008 (see Note 10). During the years ended September 30, 2008 and 2007, the Company recorded equity in losses of its investment interest of $157,745 and $358,400, respectively. The following is a summary of unaudited financial information as of September 30, 2007 and for the period from May 10, 2007 (inception) to September 30, 2007 for the Chenal Brightwaters TIC program:

Chenal Brightwaters
Land and building, net of accumulated depreciation	$49,033,660
Other assets	7,698,018
Total assets	$56,731,678

Mortgage note payable	$40,000,000
Other liabilities	786,046
Tenant-in-common interests	15,945,632
Total liabilities and tenant-in-common interests	$56,731,678

Net investment	$3,344,010

Revenues	$2,052,074
Costs and expenses:
Operating expenses	779,743
General and administrative	109,566
Net operating income	1,162,765
Interest	882,289
Depreciation and amortization	952,883
Net loss	$(672,407)

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

5.      Real estate partnership investments and joint ventures:

On June 30, 2008, the Company acquired a 10% interest in two joint ventures, each of which purchased a multifamily property.  The book value of these investments at September 30, 2008 was $1,236,006.  During the fiscal year ended September 30, 2008, the Company recorded equity in losses from its investments of $33,826.

As of September 30, 2008, the Company held equity investments in seven of the real estate investment partnerships which it had sponsored and three limited liability real estate companies.  During the years ended September 30, 2008 and 2007, the Company recorded equity in losses from its investments of $592,230 and $405,419, respectively.

The following is a summary of unaudited financial information as of September 30, 2008 for the material entities in which the Company is an equity method investee:

	R1	R2	R3	R4	R5
Land and building, net of accumulated depreciation	$26,169,328	$6,610,340	$45,015,699	$70,717,530	$90,778,511
Other assets	1,573,457	4,357,699	5,721,682	12,744,595	15,468,400
Total assets	$27,742,785	$10,968,039	$50,737,381	$83,462,125	$106,246,911

Mortgage notes payable	$24,645,106	$5,680,000	$35,980,000	$52,905,000	$72,175,000
Other liabilities	2,383,431	607,928	2,351,896	11,024,962	9,382,497
Partners’ capital	714,248	4,680,111	12,405,485	19,532,163	24,689,414
Total liabilities and partners’ capital	$27,742,785	$10,968,039	$50,737,381	$83,462,125	$106,246,911

Net investment	$119,826	$287,323	$755,792	$953,185	$1,451,938

	R6	R7	AR	IT	CL
Land and building, net of accumulated depreciation	$61,007,495	$12,609,365	$93,527,114	$17,055,764	$13,036,058
Other assets	15,431,016	5,495,298	4,210,962	304,550	486,583
Total assets	$76,438,511	$18,104,663	$97,738,076	$17,360,314	$13,522,641

Mortgage notes payable	$45,274,000	$9,927,506	$69,676,034	$13,454,000	$10,604,000
Other liabilities	2,127,358	559,991	3,611,009	226,345	287,075
Partners’ capital	29,037,153	7,617,166	24,451,033	3,679,969	2,631,566
Total liabilities and partners’ capital	$76,438,511	$18,104,663	$97,738,076	$17,360,314	$13,552,641

Net investment	$1,705,803	$443,201	$1,752,206	$638,952	$597,054

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

5.      Real estate partnership investments and joint ventures (continued):

The following is a summary of unaudited financial information for the fiscal year ended September 30, 2008 for the material entities in which the Company is an equity method investee:

	R1	R2	R3	R4	R5
Revenues	$3,896,062	$848,009	$6,901,988	$10,996,582	$11,481,737

Costs and expenses:
Operating expenses	1,760,582	388,742	3,930,689	4,061,303	3,828,808
General and administrative	439,992	251,003	910,705	2,894,940	1,716,406
Net operating income	1,695,488	208,264	2,060,594	4,040,339	5,936,523
Loss of equity method investees	−	683,727	433,853	96,999	−
Interest	1,396,466	312,646	1,992,492	2,856,081	4,140,382
Depreciation and amortization	1,066,664	261,490	1,573,145	3,178,278	4,876,484
Net loss	$(767,642)	$(1,049,599)	$(1,938,896)	$(2,091,019)	$(3,080,343)

	R6	R7	AR	IT	CL
Revenues	$5,707,400	$272,843	$13,905,425	$504,108	$438,989

Costs and expenses:
Operating expenses	2,584,729	108,564	4,707,861	168,688	201,525
General and administrative	1,068,277	58,294	2,103,597	55,562	46,662
Net operating income	2,054,394	105,985	7,093,967	279,858	190,802
Loss of equity method investees	−	−	−	−	−
Interest	1,715,799	97,652	3,888,749	217,921	171,210
Depreciation and amortization	2,854,995	143,785	4,051,848	238,853	164,222
Net loss	$(2,516,400)	$(135,452)	$(846,630)	$(176,916)	$(144,630)

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

5.      Real estate partnership investments (continued):

The following is a summary of unaudited financial information as of September 30, 2007 for the material entities in which the Company is an equity method investee:

	R1	R2	R3
Land and building, net of accumulated depreciation	$26,820,265	$6,807,841	$45,766,875
Other assets	2,034,372	6,186,541	7,764,764
Total assets	$28,854,637	$12,994,382	$53,531,639

Mortgage notes payable	$24,820,000	$5,680,000	$35,980,000
Other liabilities	1,089,914	489,267	1,584,155
Partners’ capital	2,944,723	6,825,115	15,967,484
Total liabilities and partners’ capital	$28,854,637	$12,994,382	$53,531,639

Net investment	$246,861	$405,257	$958,937

	R4	R5	AR
Land and building, net of accumulated depreciation	$71,768,861	$92,863,506	$92,131,437
Other assets	16,132,514	19,464,957	6,240,680
Total assets	$87,901,375	$112,328,463	$98,372,117

Mortgage notes payable	$52,905,000	$72,175,000	$70,823,177
Other liabilities	2,017,891	2,305,246	3,186,235
Partners’ capital	32,978,484	37,848,217	24,362,705
Total liabilities and partners’ capital	$87,901,375	$112,328,463	$98,372,117

Net investment	$1,146,273	$1,633,242	$1,593,074

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

5.      Real estate partnership investments (continued):

The following is a summary of unaudited financial information for the fiscal year ended September 30, 2007 for the material entities in which the Company is an equity method investee:

	R1	R2	R3
Revenues	$3,821,505	$861,368	$5,793,104

Costs and expenses:
Operating expenses	1,685,333	490,349	3,012,968
General and administrative	508,472	179,757	629,945
Net operating income	1,627,700	201,262	2,150,191
Loss of equity method investees	−	722,677	473,878
Interest	1,340,889	305,799	1,651,202
Depreciation and amortization	1,083,200	276,539	2,355,871
Net loss	$(796,389)	$(1,113,753)	$(2,330,760)

	R4	R5	AR
Revenues	$8,329,044	$3,399,240	$13,523,067

Costs and expenses:
Operating expenses	3,111,775	1,038,162	5,383,397
General and administrative	900,478	287,574	1,390,845
Net operating income	4,316,791	2,073,504	6,748,825
Loss of equity method investees	322,414	−	−
Interest	2,051,416	1,295,168	3,812,881
Depreciation and amortization	3,570,312	1,485,013	3,588,369
Net loss	$(1,627,351)	$(706,677)	$(652,425)

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

6.      Property and equipment, net:

Property and equipment consist of the following as of September 30,

	2008	2007
Leasehold improvements	$384,183	$348,818
Computer equipment	67,349	56,502
Computer software	6,832	2,757
Furniture and fixtures	91,893	79,997
	550,257	488,074
Less accumulated depreciation and amortization	(77,891)	(16,689)
	$472,366	$471,385

7.      Acquisition:

The Company acquired a multifamily, residential property on April 23, 2008 in Portland, Maine (Tamarlane) for a contract purchase price of $12.25 million, of which $9.9 million was financed through non-recourse debt and a total cash outlay of $2.5 million, including closings costs.  As discussed in Note 1, this acquisition is treated as a short term bridge investment.  The property was purchased by R7, an affiliate of the Company, on July 31, 2008.

8.      Certain relationships and related party transactions:

In the ordinary course of its business operations, the Company has ongoing relationships with several related entities:

Relationship with Brandywine Construction & Management, Inc, (“BCMI”).  Until November 30, 2007, BCMI managed two properties included in the Company’s real estate assets.  Edward E. Cohen (“E. Cohen”), the Parent’s chairman, is the chairman of BCMI and holds approximately 8% of its common stock.  The Company paid property management fees to BCMI of approximately $43,500 and $181,600, respectively, during the years ended September 30, 2008 and 2007.  This contract was terminated effective December 1, 2007 (see Note 1).

In March 2008, the Parent sold a 19.99% interest, in an affiliate of the Company, to a limited liability company owned by Adam Kauffman, President of BCMI.  The Company received fees of $155,100 for services performed relating to the sale.

Relationship with Resource Commercial Mortgages, Inc. (“RCM”).  In fiscal years 2008 and 2007, the Company received fees of $300,000 and $450,000, respectively, from RCM, an affiliate of the Company, for services performed relating to the sale of an RCM partnership interest.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

8.      Certain relationships and related party transactions (continued):

Relationship with Real Estate Investment Partnerships and TIC Programs.  In the fiscal years ended September 30, 2008 and 2007, the Company recognized fees from TIC investments and real estate investment partnerships in which it was sponsor or general partner of approximately $4.1 million in both years (see Note 2).

During the fiscal year ended September 30, 2008, the Company loaned $6.5 million to an affiliated real estate limited partnership to facilitate the purchase of two properties.  The note bore interest at the prime rate and was paid in full during the fiscal year ended September 30, 2008.  The Company earned interest income of $49,833 while the note was outstanding.

In addition, during the fiscal year ended September 30, 2008, the Company loaned $1.9 million to an affiliated real estate limited partnership when the partnership purchased Tamarlane.  The note bore interest at the prime rate and was paid in full during the fiscal year ended September 30, 2008.  The Company earned interest income of $4,381 while the note was outstanding.

The Company loaned an affiliate $1.9 million during the fiscal year ended September 30, 2007, to acquire a 5% joint venture interest.  The loan was repaid in full during the fiscal year ended September 30, 2008.  The Company earned interest income of $102,719 while the loan was outstanding.  The joint venture acquired a portfolio of loans from the Department of Housing and Urban Development (“HUD”).  The affiliate assigned its rights to any fees earned from the joint venture to the Company.  The Company recognized a loan origination fee of $362,800 at the time the HUD portfolio was purchased during the fiscal year ended September 30, 2007, and the Company earned management fees of $318,500 from this joint venture during the fiscal year ended September 30, 2008.

During the fiscal year ended September 30, 2007, the Company loaned $2.55 million to an affiliated real estate limited partnership to facilitate the acquisition of a mezzanine note.  The loan was repaid in full during the fiscal year ended September 30, 2007.  Until the note was repaid, the Company earned interest income at a rate equal to the rate of the underlying mezzanine note (10.75%).

Also during the fiscal year ended September 30, 2007, the Company loaned $5.0 million to the same affiliated real estate limited partnership to facilitate the acquisition of two real estate assets.  The note bore interest at a rate of 8.25% and was repaid in full during the fiscal year ended September 30, 2007.

The Company agreed to advance up to $2.0 million under a revolving note to an affiliated real estate limited partnership bearing interest at the prime rate.  Amounts drawn are due upon demand.  As of September 30, 2008, $621,000 had been drawn.  During the fiscal year ended September 30, 2008, the Company earned $21,841 in interest income.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
YEARS ENDED SEPTEMBER 2008 AND 2007

8.      Certain relationships and related party transactions (continued):

Relationship with Ledgewood Law Firm.  Until April 1996, the Chairman of the Board of the Parent was of counsel to Ledgewood Law Firm (“Ledgewood”), which provides legal services to the Company.  The Chairman receives certain debt service payments from Ledgewood related to the termination of his affiliation with Ledgewood and its redemption of his interest in the firm.

Until March 2006, a current executive of the Parent was the managing member of Ledgewood.  This executive remained of counsel to Ledgewood through June 2007, at which time he became Executive Vice President of the Parent.  In connection with his separation, this executive will receive payments from Ledgewood through 2013.

The Company paid Ledgewood $39,000 and $31,000 in fees for legal services rendered to the Company during the years ended September 30, 2008 and 2007, respectively.

Relationship with Parent.  Amounts advanced from the Parent for investment in TIC programs accrue interest at the prime rate.  Accrued interest of approximately $44,760 is included in the amount due to the Parent at September 30, 2008 and 2007.

Certain individuals employed by the Parent, including its executive officers, also perform services for the Company.  The Company is allocated a share of the salary and benefit expenses for those individuals based on estimated time expended on activities for the Company.  Further, the Parent leases office space that is also utilized by the Company.  In March 2006, the Company entered into a sublease agreement with the Parent for a term of 13 years.  The sublease agreement was amended in December 2007.  A fixed percentage of the Parent’s rent, taxes and common area maintenance charges are allocated to the Company.

Future minimum annual rentals under the sublease for the five years subsequent to September 30, 2008 are as follows:

Years ending September 30,	Amount
2009	$62,929
2010	65,446
2011	68,064
2012	70,786
2013	73,565
Thereafter	468,061
$808,851

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
YEARS ENDED SEPTEMBER 2008 AND 2007

9.      Income taxes:

The Parent and its subsidiaries file a consolidated federal income tax return which includes the Company.  The income tax expense (benefit) recorded by the Company is an allocation from the parent based on its estimated effective tax rates applied to the taxable income or loss of the Company.  The related tax liability or receivable is included as a component of due to Parent and affiliates and includes amounts related to deferred income taxes, which are provided for the effects of temporary differences between the book basis and the tax basis of assets in the consolidated balance sheets.  These temporary differences result in either taxable or deductible amounts in future years.

There is no deferred tax asset or liability as of September 30, 2008 or 2007.

10.    Gain on sale of investments:

As described in Note 1, the Company makes temporary bridge investments in properties to facilitate their acquisition by real estate investment partnerships and TIC programs.  The following is a summary of the bridge investments the Company owned during the fiscal year ended September 30, 2008:

	Interest held at beginning of period	Interest acquired	Interests sold	Interest held at end of period	Gains recognized
Chenal Brightwaters	32.91%	−	32.91%	−	$519,000
Tamerlane	−	100%	100.00%	−	190,000
					$709,000

The following is a summary of the bridge investments the Company owned during the fiscal year ended September 30, 2007:

	Interest held at beginning of period	Interests acquired	Interests sold	Interest held at end of period	Gains recognized
Regent Center	4.05%	−	4.05%	−	$101,000
Heritage Lake	−	49%	49.00%	−	75,000
Westchase Wyndham	−	40%	40.00%	−	207,000
Chenal Brightwaters	−	49%	16.09%	32.91%	105,000
					$488,000

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
YEARS ENDED SEPTEMBER 2008 AND 2007

11.    Commitments and contingencies:

The Company and its subsidiaries are party to routine legal proceedings arising out of the ordinary course of business.  Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

Guarantees:

Guaranty of parent loan.  Along with 40 other wholly owned subsidiaries of the Parent, in May 2007 the Company became a co-guarantor on a $75.0 million revolving credit facility with TD Bank (previously Commerce Bank, N.A.) expiring on May 23, 2012.  Up to $7.5 million of borrowings may be in the form of standby letters of credit.  Borrowings are secured by a first priority security interest in certain assets of the Parent and certain subsidiary guarantors, including (i) the present and future fees and investment income earned in connection with the management of, and investments in, sponsored CDOs, (ii) a pledge of 12,972 shares of The Bancorp Bank, and (iii) the pledge of 1,279,418 shares of Resource Capital Corp.  Availability under the facility was limited to the lesser of (a) 75% of the net present value of future management fees to be earned plus 70% of the market value of the listed stock pledged or (b) $75.0 million.  On August 7, 2008 and September 30, 2008, the revolving credit facility was amended to reduce the minimum net worth covenant to $140.0 million for the period September 30, 2008 to September 29, 2009, to $150.0 million for the period September 30, 2009 to September 29, 2010, to $160.0 million for the period September 30, 2010 to September 29, 2011 and to $170.0 million for the period September 30, 2011 and thereafter.  In consideration for the amendment, the Parent and TD Bank agreed to reduce the outstanding commitment of $75.0 million under the facility as follows:  to $60.0 million on August 7, 2008, to $55.0 million on September 30, 2008, to $45.0 million on December 31, 2008 and to $30.0 million on March 31, 2009.  As of September 30, 2008, availability on this line was limited to $11.2 million.  Borrowings bear interest at one of two rates at the Parent’s election: (i) the prime rate plus 1%, or (ii) LIBOR plus 2.25%.  The Parent is also required to pay an unused facility fee of 0.25% per annum, payable quarterly in arrears.  Weighted average borrowings for fiscal 2008 and 2007 were $50.8 million and $8.7 million, respectively, at an effective interest rate of 7.0% and 10.4%, respectively.

Current guarantees.  Senior lien financing obtained with respect to property acquired by a real estate investment partnership is obtained on a non-recourse basis, with the lender’s remedies limited to the property securing the senior lien financing.  Although non-recourse in nature, this financing is subject to standard limited exceptions, which the Company has guaranteed (“carveouts”).  These carveouts relate to a total of $77.6 million in financing and expire as the related indebtedness is paid down over the next ten years.

RESOURCE CAPITAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
YEARS ENDED SEPTEMBER 2008 AND 2007

11.    Commitments and contingencies (continued):

As of September 30, 2008, the Company does not believe it is probable that any payments will be required under any of its guarantees and accordingly, no liabilities for these obligations have been recorded in the consolidated financial statements.

12.    Subsequent event:

The Company guaranteed additional carveouts relating to a total of $31.3 million in financing which expire as the related indebtedness is paid down over the next ten years.

On December 19, 2008, the Parent entered into an amendment reducing the minimum net worth the Parent is required to maintain under the revolving credit facility dated May 24, 2007 with TD Bank for the period from December 31, 2008 through March 30, 2009 to $135,000,000 from $140,000,000.